UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Workhorse Group Inc.
(Name of Company)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98138J206
(CUSIP Number)

Jonathan Feiler, General Counsel Arosa Capital Management LP 550 West 34th Street, Suite 2800 New York, New York 10001 (212) 218-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Capital Management LP	80-0948256
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,968,706*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,968,706*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,968,706*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.3%*
14.	Type of Reporting Person (See Instructions): IA

* As of the filing date of this Amendment No. 2 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,968,706 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 2,813,835 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 3,154,871 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. The percentage of beneficial ownership reported on this Amendment No. 2 to Schedule 13D is based on a total of 91,153,943 shares of Common Stock deemed issued and outstanding. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 6.3% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
	Arosa Opportunistic Fund LP	98-1138847
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,968,706*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,968,706*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,968,706*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.3%*
14.	Type of Reporting Person (See Instructions): PN

* As of the filing date of this Amendment No. 2 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,968,706 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 2,813,835 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 3,154,871 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. The percentage of beneficial ownership reported on this Amendment No. 2 to Schedule 13D is based on a total of 91,153,943 shares of Common Stock deemed issued and outstanding. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 6.3% of the Common Stock of the Company deemed issued and outstanding.

CUSIP No. 98138J206
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Till Bechtolsheimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United Kingdom, Switzerland

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,968,706*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,968,706*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,968,706*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.3%*
14.	Type of Reporting Person (See Instructions): IN

* As of the filing date of this Amendment No. 2 to Schedule 13D (the “Filing Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 5,968,706 shares of common stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc. (the “Company”), including (i) 2,813,835 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 3,154,871 shares of Common Stock, subject to the limitations described below. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. The Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of the Warrants to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. The percentage of beneficial ownership reported on this Amendment No. 2 to Schedule 13D is based on a total of 91,153,943 shares of Common Stock deemed issued and outstanding. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 6.3% of the Common Stock of the Company deemed issued and outstanding.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 19, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on June 14, 2019 (the Initial Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, the “Schedule 13D”).

Item 2.     Identity and Background.

This Item 2 of the Schedule 13D is hereby amended solely to replace the second paragraph thereof with the following:

The address of the principal business office of each of the Reporting Persons is c/o Arosa Capital Management LP, 550 West 34th Street, Suite 2800, New York, New York 10001.

 Item 5.     Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the Filing Date, Arosa Opportunistic Fund beneficially owns an aggregate of 5,968,706 shares of Common Stock, including (i) 2,813,835 shares of Common Stock and (ii) 3,154,871 shares of Common Stock underlying the Warrants. Arosa Capital and Mr. Bechtolsheimer may be deemed to beneficially own the shares of Common Stock and the Warrants reported herein. The percentage of beneficial ownership reported in this Amendment is based on a total of 91,153,943 shares of Common Stock deemed issued and outstanding. Thus, the Reporting Persons may be deemed to beneficially own 6.3% of the shares of Common Stock of the Company deemed issued and outstanding. In addition, the Reporting Persons beneficially own 305,000 shares of non-voting Preferred Stock.

Arosa Opportunistic Fund has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock, the shares of non-voting Preferred Stock and the Warrants (including the shares of Common Stock issuable upon exercise of the Warrants) owned by it. The partners of Arosa Opportunistic Fund have the right to participate indirectly in the receipt of dividends from, and proceeds from the sale of, such securities in accordance with their respective ownership interests in Arosa Opportunistic Fund.

During the sixty (60) days prior to July 7, 2020 (the “Event Date”), and from the Event Date to the date hereof, Arosa Capital, on behalf of Arosa Opportunistic Fund, effected the following transactions: (i) exercised certain of the Warrants to purchase (a) 1,143,200 shares of Common Stock at an exercise price of $1.21 per share for an aggregate purchase price of $1,383,272 and (b) 5,109,126 shares of Common Stock at an exercise price of $1.25 per share for an aggregate purchase price of $6,386,407.50; and (ii) sold shares of Common Stock, as follows:

Date	Quantity	Price	Type of Transaction
June 9, 2020	50,000	$3.6036	Market Sale
June 9, 2020	300,000	$3.6557	Market Sale
June 15, 2020	244,443	$4.3117	Market Sale

Date	Quantity	Price	Type of Transaction
June 15, 2020	12,500	$4.4030	Market Sale
June 16, 2020	1,200	$4.5125	Market Sale
June 18, 2929	41,857	$4.5154	Market Sale
June 18, 2020	79,200	$4.5216	Market Sale
June 18, 2020	209,146	$4.5757	Market Sale
June 19, 2020	69,669	$5.3389	Market Sale
June 22, 2020	171,985	$5.5723	Market Sale
June 22, 2020	50,000	$5.3086	Market Sale
June 22, 2020	20,000	$5.5550	Market Sale
June 22, 2020	100,000	$5.6961	Market Sale
June 22, 2020	37,307	$5.9043	Market Sale
June 23, 2020	413,379	$7.0414	Market Sale
June 23, 2020	100,000	$7.1789	Market Sale
June 23, 2020	200,000	$7.0663	Market Sale
June 29, 2020	163,600	$7.50	Market Sale
June 29, 2020	2,000	$10.00	Market Sale
June 30, 2020	207,800	$7.50	Market Sale
June 30, 2020	46,200	$10.00	Market Sale
July 1, 2020	184,400	$7.50	Market Sale
July 1, 2020	123,300	$10.00	Market Sale
July 2, 2020	78,800	$7.50	Market Sale
July 2, 2020	195,100	$10.00	Market Sale
July 6, 2020	100	$7.50	Market Sale
July 6, 2020	1,500	$10.00	Market Sale
July 7, 2020	2,000	$10.00	Market Sale
July 8, 2020	39,800	$7.50	Market Sale
July 8, 2020	168,500	$10.00	Market Sale
July 9, 2020	400	$12.50	Market Sale
July 13, 2020	33,400	$10.00	Market Sale
July 14, 2020	109,700	$10.00	Market Sale
July 15, 2020	363,800	$10.00	Market Sale
July 15, 2020	2,500	$12.50	Market Sale
July 16, 2020	500	$15.6560	Market Sale
July 16, 2020	25,100	$10.00	Market Sale
July 17, 2020	1,292,500	$10.00	Market Sale
July 17, 2020	222,800	$12.50	Market Sale
July 17, 2020	250,000	$15.1028	Market Sale

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Arosa Capital, on behalf of Arosa Opportunistic Fund, from time to time has entered into one or more contracts with respect to put options and/or call options regarding the Common Stock. Except as described herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between or among the Reporting Persons and any other person or entity.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: July 17, 2020

AROSA OPPORTUNISTIC FUND LP

By: Arosa Capital Management Opportunistic GP II LLC, its general partner

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

AROSA CAPITAL MANAGEMENT LP

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Authorized Signatory

/s/ Till Bechtolsheimer
Till Bechtolsheimer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).